UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Terns Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
880881107
(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital GP VII LLC

OrbiMed Asia GP III, L.P.

OrbiMed Advisors III Limited

OrbiMed Genesis GP LLC

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880881107

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,619,135 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,619,135 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,619,135 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 15.4% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	Excludes pre-funded warrants (“Warrants”) to purchase shares of Terns Pharmaceuticals, Inc. (the “Issuer”) common stock (“Common Stock”). The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants.

(2)	This percentage is calculated based upon 49,516,329 shares of Common Stock outstanding following the closing of an underwritten public offering of shares of Common Stock, as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with Securities and Exchange Commission on December 21, 2022, and excludes the Warrants.

CUSIP No. 880881107

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,882,854 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,882,854 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,882,854 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.9% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Excludes pre-funded warrants (“Warrants”) to purchase shares of Terns Pharmaceuticals, Inc. (the “Issuer”) common stock (“Common Stock”). The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants.

(2)	This percentage is calculated based upon 49,516,329 shares of Common Stock outstanding following the closing of an underwritten public offering of shares of Common Stock, as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with Securities and Exchange Commission on December 21, 2022, and excludes the Warrants.

CUSIP No. 880881107

1		Names of Reporting Persons. OrbiMed Asia GP III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,973,881 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,973,881 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,881 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 4.0% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Excludes pre-funded warrants (“Warrants”) to purchase shares of Terns Pharmaceuticals, Inc. (the “Issuer”) common stock (“Common Stock”). The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants.

(2)	This percentage is calculated based upon 49,516,329 shares of Common Stock outstanding following the closing of an underwritten public offering of shares of Common Stock, as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with Securities and Exchange Commission on December 21, 2022, and excludes the Warrants.

CUSIP No. 880881107

1		Names of Reporting Persons. OrbiMed Advisors III Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,973,881 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,973,881 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,881 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 4.0% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Excludes pre-funded warrants (“Warrants”) to purchase shares of Terns Pharmaceuticals, Inc. (the “Issuer”) common stock (“Common Stock”). The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants.

(2)	This percentage is calculated based upon 49,516,329 shares of Common Stock outstanding following the closing of an underwritten public offering of shares of Common Stock, as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with Securities and Exchange Commission on December 21, 2022, and excludes the Warrants.

CUSIP No. 880881107

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 762,400 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 762,400 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 762,400 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.5% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Excludes pre-funded warrants (“Warrants”) to purchase shares of Terns Pharmaceuticals, Inc. (the “Issuer”) common stock (“Common Stock”). The Warrants contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants.

(2)	This percentage is calculated based upon 49,516,329 shares of Common Stock outstanding following the closing of an underwritten public offering of shares of Common Stock, as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with Securities and Exchange Commission on December 21, 2022, and excludes the Warrants.

Item 1.  Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, OrbiMed Asia GP III, L.P. and OrbiMed Advisors III Limited (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021, as amended by Amendment No. 1 (“Amendment No 1”) filed with the SEC on August 18, 2022. This Statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Terns Pharmaceuticals, Inc., a corporation organized under the laws of Delaware (the “Issuer” ), with its principal executive offices located at 1065 East Hillsdale Boulevard, Suite 100, Foster City, California 94404. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “TERN”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On December 23, 2022, the Issuer completed an underwritten public offering pursuant to which the Issuer agreed to issue and sell to the participants 10,350,000 Shares at a price to the public of $7.25 per Share (the “Offering”) and granted the underwriters of the Offering an option to purchase up to 1,552,500 additional Shares, which the underwriters exercised in full on December 21, 2022. As a result of the Reporting Persons’ (as defined below) participation in the Offering, as described in Item 3 below, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own decreased by more than 1% since the filing of Amendment No. 1.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC (“GP VII”), OrbiMed Asia GP III, L.P. (“OAP GP III”), OrbiMed Advisors III Limited (“Advisors III”) and OrbiMed Genesis GP LLC (“OrbiMed Genesis”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OAP GP III, a Cayman Islands exempted limited partnership, is the general partner of a limited partnership, as more particularly described in Item 6 below. OAP GP III has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Advisors III, a Cayman Islands exempted company, is the general partner of OAP GP III, as more particularly described in Item 6 below. Advisors III has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment manager of a limited partnership, as more particularly described in Item 6 below and is the managing member of GP VII, as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, Advisors III, OAP GP III, GP VII, and OrbiMed Genesis are set forth on Schedules I, II, III, IV and V, respectively, attached hereto. Schedules I, II, III, IV and V set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On and prior to the close of the Offering, OrbiMed Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VII, LP (“OPI VII”), as more particularly referred to in Item 6 below, caused OPI VII to purchase 137,931 Shares in the Offering.

The source of funds for such purchase was the working capital of OPI VII.

As a result of the transaction described in this Item 3, GP VII, as the general partner of OPI VII, may be deemed to be the beneficial owner of 9.9% of the outstanding Shares. OrbiMed Advisors, as the investment manager of OAP III and as the managing member of GP VII and OrbiMed Genesis, may be deemed to be the beneficial owner of approximately 15.4% of the outstanding Shares.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 49,516,329 Shares outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with the SEC on December 21, 2022.

As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 4,882,854 Shares, constituting approximately 9.9% of the issued and outstanding Shares. GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of GP VII, pursuant to the terms of the limited liability company agreement of GP VII. As a result, OrbiMed Advisors and GP VII share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

As of the date of this filing, OrbiMed Asia Partners III, L.P. (“OAP III”), a limited partnership organized under the laws of the Cayman Islands, holds 1,973,881 Shares, constituting approximately 4.0% of the issued and outstanding Shares. OAP GP III is the general partner of OAP III pursuant to the terms of the limited partnership agreement of OAP III, Advisors III is the general partner of OAP GP III pursuant to the terms of the limited partnership agreement of Advisors III, and OrbiMed Advisors is the investment manager of OAP III pursuant to the terms of the limited partnership agreement of OAP III. As a result, OAP GP III, Advisors III, and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by OAP III and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OAP III. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OAP III.

As of the date of this filing, OrbiMed Genesis Master Fund, L.P. (“Genesis”), a limited partnership organized under the laws of the Cayman Islands, holds 762,400 Shares, constituting approximately 1.5% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors, GP VII, OAP GP III, and Advisors III, pursuant to their authority under the limited partnership agreements of OPI VII and OAP III, caused OPI VII and OAP III to enter into the agreements referred to in Item 6 below.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, GP VII has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 4,882,854 Shares. GP VII, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 4,882,854 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OAP GP III is the general partner of OAP III, pursuant to the terms of the limited partnership agreement of OAP III and Advisors III is the general partner of OAP GP III pursuant to the terms of the limited partnership agreement of OAP GP III. Pursuant to this agreement and relationship, OAP GP III and Advisors III have discretionary investment management authority with respect to the assets of OAP III. Such authority includes the power to vote and otherwise dispose of securities held by OAP III. The number of outstanding Shares of the Issuer attributable to OAP III is 1,973,881 Shares. OAP GP III and Advisors III, pursuant to their authority under the limited partnership agreements of OAP III and Advisors III, respectively, may be considered to hold indirectly 1,973,881 Shares.

OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis.  Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 762,400 Shares. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 762,400 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VII and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of GP VII and OrbiMed Genesis, and OrbiMed Advisors is the investment manager of OAP III, pursuant to the terms of the limited partnership agreement of OAP III. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VII have discretionary investment management authority with respect to the assets of OPI VII, OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis and OrbiMed Advisors, OAP GP III, and Advisors III have discretionary investment management authority with respect to the assets of OAP III. Such authority includes the power of GP VII to vote and otherwise dispose of securities held by OPI VII, OrbiMed Genesis to vote and otherwise dispose of securities held by Genesis and OAP GP III and Advisors III to vote and otherwise dispose of securities held by OAP III. The number of outstanding Shares attributable to OPI VII is 4,882,854 Shares, the number of outstanding Shares attributable to Genesis is 762,400 Shares, and the number of outstanding Shares attributable to OAP III is 1,973,881 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VII and OrbiMed Genesis, as well as the limited partnership agreement of OAP III, may also be considered to hold indirectly 7,619,135 Shares.

Carl L. Gordon (“Gordon”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors, GP VII, OAP GP III, and Advisors III may have the ability to affect and influence control of the Issuer. From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, OAP GP III, and Advisors III, Gordon is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OPI VII and OAP III, which will in turn ensure that such securities or economic benefits are provided to OPI VII and OAP III.

Investors’ Rights Agreement

OPI VII, OAP III, and certain other stockholders of the Issuer entered into an Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of December 29, 2020. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the Issuer’s initial public offering, the holders of at least 20% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the registration statement be with respect to at least 40% of the registerable securities (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $25 million). The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), other than with respect to certain excluded registrations, OPI VII and OAP III will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

Form F-3 or Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form F-3 or Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, holders of at least 10% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equal or exceeds $1 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Lock-Up Agreement

In addition, in connection with the Offering, OPI VII and Gordon each entered into a lockup agreement (the “Lock-Up Agreement”) with the Issuer’s underwriters pursuant to which, among other things, each of these stockholders agreed not to, except in limited circumstances, directly or indirectly: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible, exercisable or exchangeable for Shares (the “Lock-Up Shares”); (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether or not such transaction is to be settled by delivery of Shares, other securities, cash or other consideration; (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Shares; and (iv) publicly disclose the intention to do any of the foregoing; in each case, from the date of the Lock-Up Agreement until 60 days after the date of the final prospectus supplement relating to the Offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Genesis GP LLC, OrbiMed Asia GP III, L.P., OrbiMed Advisors III Limited, and OrbiMed Capital GP VII LLC.
2.	Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of December 29, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-252180), filed with the SEC on January 15, 2021).
3.	Form of Lock-Up Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022
ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon _____
Name: Carl L. Gordon
Title: Member

ORBIMED ASIA GP III, L.P.

	By:	ORBIMED ADVISORS III LIMITED, its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director of OrbiMed Advisors III Limited

ORBIMED ADVISORS III LIMITED

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, it’s managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors III Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors III Limited

Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors III Limited

David P. Bonita	Director	Director OrbiMed Advisors III Limited

W. Carter Neild	Director	Director OrbiMed Advisors III Limited

Geoffrey C. Hsu	Director	Director OrbiMed Advisors III Limited

Sunny Sharma Indian Citizen	Director	Director OrbiMed Advisors III Limited

David G. Wang	Director	Director OrbiMed Advisors III Limited

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors III Limited

SCHEDULE III

The business and operations of OrbiMed Asia GP III, L.P. are managed by the executive officers and directors of OrbiMed Advisors III Limited, set forth in Schedule II attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

SCHEDULE V

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Genesis GP LLC, OrbiMed Asia GP III, L.P., OrbiMed Advisors III Limited, and OrbiMed Capital GP VII LLC.
2.	Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of December 29, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-252180), filed with the SEC on January 15, 2021).
3.	Form of Lock-Up Agreement.